SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 6)

                                  NESTOR, INC.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    641074505
                       ----------------------------------
                                 (CUSIP Number)

                               William B. Danzell
                           Silver Star Partners I, LLC
                                    Suite 300
                            The Professional Building
                                2 Corpus Christi
                          Hilton Head Island, SC 29928
                                 (843) 785-2929
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 641074505              13D                    Page 2 of _ Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Silver Star Partners I, LLC
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) | |
     (b)  |X|
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  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
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Number of      7.       Sole Voting Power  9,836,430
   Shares
Beneficially   8.       Shared Voting Power  -0-
  Owned by
    Each       9.       Sole Dispositive Power   9,836,430
 Reporting
Person With   10.      Shared Dispositive Power    -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     9,836,430
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) | |
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     48.3%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
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

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  CUSIP No. 641074505              13D                    Page 3 of _ Pages
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

                                    William B. Danzell
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) | |
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of      7.       Sole Voting Power  10,532,920
   Shares
Beneficially   8.       Shared Voting Power  -0-
  Owned by
    Each       9.       Sole Dispositive Power   10,532,920
 Reporting
Person With   10.       Shared Dispositive Power    -0-
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

                                   10,532,920
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

                                      50.2%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

                                       IN
-----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

Nestor, Inc., 42 Oriental Street, Providence, Rhode Island 02908

Common stock, par value $0.01 per share.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) The persons filing this Statement are Silver Star Partners I, LLC, a Delaware limited liability company ("Silver Star") and William B. Danzell, the the Managing Director of Silver Star.

         (b) The business address of Silver Star and of Mr. Danzell is Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (c) The principal business of Silver Star is investing in securities in order to achieve certain investment objectives. Mr. Danzell, the Managing Director of Silver Star, also is the Chief Executive Officer and a director of the issuer. Mr. Danzell is the founder and President of Danzell Investment Management, Ltd., an investment management firm, located at Suite 300, The Professional Building, 2 Corpus Christi, Hilton Head Island, SC 29928.

         (d) Neither Silver Star nor Mr. Danzell has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Silver Star nor Mr. Danzell has been during the last five years a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to federal or state securities laws or finding any violation of such laws.

         (f) Silver Star is a Delaware limited liability company and Mr. Danzell is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Silver Star acquired 220,589 shares (the "Newly Purchased Shares") in a private offering by the issuer on January 31, 2006. The source of funds used by Silver Star was additional capital contributions from some, but not all, of Silver Star's members. The purchase price was $4.42 for a unit comprising one share and $0.30 warrants, resulting in gross aggregate purchase price of $$925,003.38. The warrants, which are exercisable at $4.91 per share and expire in three years, were issued to the Contributing Members of Silver Star (as defined in Item 4) based upon their pro rata contributions in connection with the purchase, and accordingly, are not reflected as beneficially owned by Silver Star or Mr. Danzell in this report.

ITEM 4. PURPOSE OF TRANSACTION.

         In transactions previously reported on Schedule 13D, Silver Star acquired 9,615,841 shares of the issuer's common stock, which represented a controlling interest in the issuer. The common stock previously purchased was acquired for investment purposes, with a view to controlling the issuer. The Newly Purchased Shares were also acquired for investment purposes, with a view to maintaining control of the issuer. Currently, 2 of the 5 members of the issuer's board of directors are affiliates of Silver Star: Mr. Danzell and David
N. Jordan. In addition, the wife of George L Ball, a director of the issuer, is a member of Silver Star. Mr. Danzell also is Chief Executive Officer of the issuer.

         Under the terms of the transaction, only those members of Silver Star who contributed additional capital to Silver Star in connection with the purchase ("Contributing Members") have any interest in the Newly Purchased Shares. Any future profit or loss attributable to the Newly Purchased Shares will be allocated to the Contributing Members on the basis of their relative additional contributions dedicated to such purchase and no non-Contributing Member shall be allocated any profit or loss with respect to the Newly Purchased Shares. None of Messrs. Danzell or Jordan or Mrs. Ball is a Contributing Member. Accordingly, while Mr. Danzell, as the Managing Director of Silver Star, holds the power to vote and/or dispose of the Newly Purchased Shares, he has no pecuniary or economic interest in the Newly Purchased Shares and disclaims any such interest therein; Mr. Danzell also may be deemed the beneficial owner of other shares held by Silver Star, but he disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

         Silver Star and Mr. Danzell may acquire additional shares of the issuer's common stock through open market purchases. Although the reporting persons reserve the right to review and change their plans and proposals for the issuer, the reporting persons presently have no plans or proposals which relate to or would result in:

         (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries;

         (b) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (c) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter or bylaws, or other actions which may impede the acquisition of control of the issuer by any person;

         (g) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (i) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) As of the date hereof, based upon 20,364,876 shares of common stock outstanding (as disclosed in the issuer's current report on Form 8-K filed February 1, 2006 and documents provided in connection with the transaction), Silver Star is the beneficial owner of 9,836,430 shares of common stock of the issuer, or about 48.3%. As of the date hereof, Mr. Danzell is the beneficial owner of 10,532,920 shares of common stock of the issuer, or about 50.2% (based upon 20,364,876 shares of common stock outstanding and 600,000 presently exercisable options held by Mr. Danzell), including:

          (1) 2,000 shares held by Danzell Investment Management, Ltd., an investment management firm of which Mr. Danzell is the founder and president;

          (2) 85,690 shares in investment management accounts over which Mr. Danzell has discretionary power of attorney;

          (3) 8,800 shares beneficially owned by Mr. Danzell;

          (4) 600,000 shares issuable upon the exercise of presently exercisable stock options held by Mr. Danzell. Mr. Danzell holds: (i) an option to purchase an aggregate of 500,000 shares at $4.95 per share that is exercisable as to:
100,000 shares on December 31, 2004, an additional 200,000 shares on December 31, 2005 and an additional 200,000 shares on December 31, 2006; and (ii)an option to purchase an aggregate of 500,000 shares at $4.95 per share that is exercisable on the earlier of October 13, 2012 or as to 100,000 shares on the date or dates on which the 10-day average reported market price of the shares exceeds the exercise price by specified percentages, which is currently exercisable as to 300,000 shares.

          (5) 9,836,430 shares held by Silver Star.

          Mr. Danzell has an 8.2949% interest in Silver Star, equivalent to about 797,634 shares, or about 3.9% of the outstanding common stock of the issuer; and a retirement account of Mr. Danzell has a 0.3523% interest in Silver Star, equivalent to about 33,876 shares, or less than 1% (all of which shares are included in the 9,836,430 shares reported as beneficially owned by Silver
Star). By virtue of his position as Managing Director of Silver Star, Mr. Danzell may be deemed the beneficial owner of the shares held by Silver Star, but he disclaims beneficial ownership of such shares except to the extent of his interests as set forth in this paragraph.

Peter Danzell, Mr. Danzell's brother, holds a 0.0080% interest in Silver Star, equivalent to about 769 shares, or less than 1% of the issuer's outstanding common stock. Mr. Jordan holds a 21.2665% interest in Silver Star, equivalent to about 2,044,952 shares, or about 10% of the issuer's common stock. These shares are included in the 9,836,430 shares reported as beneficially owned by Silver Star.


NOTE: None of the percentage or share numbers for the interests of Mr. Danzell or Mr. Jordon in Silver Star include any portion of the Newly Purchased Shares, inasmuch as neither Mr. Danzell nor Mr. Jordon has any pecuniary or economic interest in such Newly Purchased Shares The beneficial ownership of Silver Star and of the persons, including Mr. Danzell, whose beneficial ownership is a percentage of the beneficial ownership of Silver Star is as of December 31, 2005; the other beneficial ownership of Mr. Danzell of the issuer is as of January 31, 2006.

         (c) See Item 3.

         (d), (e) None/not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Silver Star or Mr. Danzell and any other person with respect to securities of the issuer, except as follows:

      (1) Securities Purchase Agreement dated as of January 31, 2006 by and among the issuer and the purchasers of securities of the issuer (including Silver Star) entered into in connection with the acquisition of the Newly Purchased Securities, granting certain registration rights, as disclosed in the issuer's current report on Form 8-K filed on February 1, 2006, which is incorporated herein by reference; and

      (2) Option agreements between Mr. Danzell and the issuer related to the options referenced in Item 5 above.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement, as amended, is true, complete and correct. This Statement is filed on behalf of the undersigned, who agree that the Statement is filed on behalf of each of them.


                                       SILVER STAR PARTNERS I, LLC


Date: February 9, 2006                 By: /s/ William B. Danzell
                                           -------------------------------------
                                           Name:  William B. Danzell
                                           Title: Managing Director

                                           WILLIAM B. DANZELL


Date: February 9, 2006                     /s/ William B. Danzell
                                           ----------------------